Exhibit (a)(1)(E)
FORM OF COVER LETTER TO ELIGIBLE EMPLOYEES
REGARDING THE OFFER TO EXCHANGE ELIGIBLE OPTIONS
[PSC LETTERHEAD]
To: Holders of Eligible Options
The purpose of this letter is to notify you that, as a holder of certain performance options to purchase shares of our Class A common stock, par value $0.01 per share (“PSC Common Stock”), for an exercise price of $25.00 per share granted on March 1, 2000 in connection with that certain Asset Purchase Agreement, dated as of March 1, 2000, by and among PSC, PSSC Acquisition Corporation, Solutions Consulting, Inc., Mark G. Miller and Sanford B. Ferguson (the “Solutions Purchase Agreement”), you may be eligible to participate in our offer to exchange such eligible options for a lesser number of replacement options (the “Offer”).
We have filed a tender offer statement with the U.S. Securities and Exchange Commission relating to the Offer. The Offer is officially open as of November 15, 2005 and is scheduled to expire at 6:00 p.m. Eastern Time on December 15, 2005, unless extended by us.
The Offer is being made upon the terms and subject to the conditions of the enclosed Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 15, 2005 (the “Offer to Exchange”). The Offer to Exchange contains information about the Offer, including a detailed set of questions and answers. Please read the Offer to Exchange and other enclosed materials provided to you in connection with the Offer carefully. These materials contain important information about how you may participate in the Offer and the replacement options you will be eligible to receive if you decide to participate.
Eligibility to Participate in the Offer
     As further described in the Offer to Exchange, to participate in the Offer, you must:
•	be an eligible employee of PSC (or one of our wholly owned subsidiaries) continuously from the date the Offer commences (November 15, 2005) until the date the replacement options are granted (currently scheduled to occur on December 20, 2005); and
•	hold eligible options to purchase shares of PSC Common Stock granted (and not previously cancelled) under our Amended and Restated 1991 Stock Option Plan (the “1991 Plan”) in connection with the Solutions Purchase Agreement.
All of the eligible options are currently unvested and are not scheduled to vest until March 31, 2010. If you elect to participate in the Offer and your eligible options are accepted for cancellation by us, you will receive fully vested replacement options granted under our 2001 Long-Term Incentive Plan. The number of shares of PSC Common Stock for which your replacement options will be exercisable will be 90% of the total number of shares underlying your eligible options. The exercise price of the replacement options will be the same as the exercise price of the eligible options ($25.00 per share) and shares of PSC Common Stock issued pursuant to the exercise of the replacement options will not be subject to any transfer restrictions (subject to compliance with applicable securities laws). To receive a grant of replacement options, you must continue to be an eligible employee on the date we grant replacement options.

Amended Options
If you do not elect to participate in the Offer, the terms of your eligible options will be amended simultaneously with the conclusion of the Offer. Our Board of Directors has recently amended the 1991 Plan to allow the plan administrator (currently our Board of Directors) to modify or amend any or all stock option agreements issued pursuant to the 1991 Plan, provided that no amendment of a stock option agreement shall adversely affect any rights of a holder of options granted under the 1991 Plan unless agreed to in writing by such holder. In connection with such amendment, the Board has approved an amendment of the terms of all stock option agreements relating to any eligible options not exchanged pursuant to the Offer (the “amended options”) as follows:
•	the amended options will be accelerated and become fully vested and immediately exercisable at an exercise price of $25.00 per share;

•	the amended options will continue to be exercisable for 100% of the number of shares of PSC Common Stock for which the eligible options were originally granted; and

•	other than in the case of death, if such amended options are exercised, the shares of PSC Common Stock issued pursuant to such exercise may not be transferred without the prior written consent of PSC prior to March 31, 2010 (the expiration of the original vesting period of such options). In the case of death, any shares of PSC Common Stock issued upon exercise of amended options will become freely transferable (subject to compliance with applicable securities laws).
Our Board of Directors has determined that such amendment does not adversely affect the rights of the holders of the amended options. Such amendment of the eligible options will become effective simultaneously with the conclusion of this Offer, currently scheduled to be 6:00 p.m. Eastern Time on December 15, 2005. The enclosed Offer to Exchange contains additional information about the amended options.
Accepting the Offer
If you elect to participate in the Offer, you must complete and sign the enclosed Letter of Transmittal and send the completed Letter of Transmittal by mail, facsimile or hand delivery to Perot Systems Corporation, Attention: Terri Gibbons, Stock Plan Administrator, M/S D2420, 2300 West Plano Parkway, Plano, Texas 75075 (facsimile: 972-577-6088). As stated in the Offer materials, your Letter of Transmittal must be received by PSC prior to 6:00 p.m. Eastern Time on December 15, 2005 if you would like to participate in the Offer.
Rejecting the Offer
If you do not wish to accept the Offer, no action is required on your part. If you accept PSC’s Offer and, during the time that the Offer is open, you decide that you would like to change your election to participate in the Offer and instead reject the Offer, you must sign a Form of Withdrawal of Participation in the Offer (a copy of which is enclosed with this letter) and send it by mail, facsimile or hand delivery to Perot Systems Corporation, Attention: Terri Gibbons, Stock Plan Administrator, M/S D2420, 2300 West Plano Parkway, Plano, Texas 75075 (facsimile: 972-577-6088), before 6:00 p.m. Eastern Time on December 15, 2005 (or, if the offer is extended, before the extended Election Deadline).

Timing of the Offer
The Offer opened on November 15, 2005 and is expected to end on December 15, 2005 at 6:00 p.m. Eastern Time, unless extended by us. We expect to grant replacement options on or about December 20, 2005. Please note that the enclosed Offer materials contain time-sensitive deadlines.
Prospectus
A prospectus regarding our 2001 Long-Term Incentive Plan is available at https://train.ps.net/StockAdministration/options/2001PlanPros.html.
Questions/Additional Information
If you have questions about the Offer, or would like to obtain additional copies of the Offer to Exchange or any of the other enclosed materials, free of charge, you may contact a PSC representative by calling 972-577-5670 between 9:00 a.m. and 6:00 p.m. Eastern Time, Monday through Friday. The exchange offer materials contain important information for holders of eligible options and should be read carefully by you prior to electing to participate in the Offer. These written materials and other documents may also be obtained free of charge from the Securities and Exchange Commission’s web site at www.sec.gov.
This is a one-time, voluntary offer. Neither we nor our Board of Directors is making any recommendation as to whether you should elect to participate in the Offer. Each eligible participant must make his or her own decision. If you do not accept the Offer, or if we do not accept any eligible options for exchange, you will keep all of your current eligible options, as amended, and they will not be cancelled by us and you will not receive any replacement options.
We are pleased to offer the exchange program and encourage you to read the enclosed materials promptly to determine the value of the Offer to you.
Sincerely,

/s/ Thomas D. Williams

Thomas D. Williams
Vice President, Secretary and General Counsel
Perot System Corporation